

Mail Stop 7010

December 28, 2007

**Via U.S. mail and facsimile**

Mr. Craig P. Omtvedt
Senior Vice President and Chief Financial Officer
Fortune Brands, Inc.
520 Lake Cook Road
Deerfield, Illinois 60015-5611

> **RE:** **Fortune Brands, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **File No. 1-9076**

Dear Mr. Omtvedt:

We have limited our review of your filing to those issues we have addressed in our comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Business, page 8

1. In future filings provide the basis for assertions such that your Spirits and Wine business is the largest U.S. - based producer and marketer of distilled spirits, that Moen is the #1 faucet brand in North America, and other statements regarding market positions.

2. In future filings include a short description of the material terms of the supply agreement with JBBCo. for new oak barrels. Identify the third parties from which you purchase oak barrels.

Risk Factors, page 11

Continued consolidation of our trade customers. . ., page 11

3.  In future filings identify any changes in your customer base that have had a material impact on any of your business segments.  If applicable, include a more detailed discussion in your Business section.

The inability to secure and maintain rights to intellectual property. . ., page 11

4.  In future filings expand your discussion in your Business section by identifying the type of intellectual property which is material to each business segment.

5.  In future filings include a discussion on the risks associated with conducting business in certain particular countries, such as China, Thailand and Mexico.

Recent Sales of Unregistered Securities; Use of Proceeds from Unregistered Securities, page 20

6.  In future filings state the facts that made the Regulation S exemption available in the January 2006 issuance of long-term debt.  See Item 701(d) of Regulation S-K.

Exhibits

7.  In Exhibit 10.43, you incorporate the Indemnification Agreement dated December 22, 1994 from Exhibit 10m1 to the company's Form 10-K for the fiscal year ended December 31, 1997.  Pursuant to Item 10(d) of Regulation S-K, no document on file with the Commission for more than five years may be incorporated by reference.  In future filings, please file the Indemnification Agreement.

Please respond to these comments within 10 business days or tell us when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure
- in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Era Anagnosti at (202) 551-3369 or me at (202) 551-3767 if you have any questions.

Sincerely,

Jennifer R. Hardy
Branch Chief